SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number 000-29256

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated May 12, 2021, titled: "G. Willi-Food international reports the results of first quarter 2021 which show one of the highest ever quarterly net profit.".

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: May 12, 2021

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS THE RESULTS OF FIRST
QUARTER 2021 WHICH SHOW ONE OF THE HIGHEST EVER QUARTERLY
NET PROFIT.

YAVNE, Israel – May 12, 2021 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter Fiscal Year 2021

•	Sales decreased by 9.6% year-over-year to NIS 116.7 million (US$ 35.0 million).
•	Gross profit decreased by 12.7% year-over-year to NIS 36.2 million (US$ 10.9 million).
•	Operating profit decreased by 20.9% year-over-year to NIS 15.0 million (US$ 4.5 million).
•	Total financial income increased by 166.1% year-over-year to NIS 11.5 million (US$ 3.5 million).
•	Income before taxes increased by 1,566.8% year-over-year to NIS 26.6 million (US$ 8.0 million).
•	Net profit increased by 1,634.2% year-over-year to NIS 20.5 million (US$ 6.1 million).
•	Cash and securities balance of NIS 371.3 million (US$ 111.4 million) as of March 31, 2020.
•	Basic earnings per share of NIS 1.48 (US$ 0.03) and diluted earning per share of 1.41 (US$ 0.42).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: “We are pleased to present strong first quarter 2021 financial results with one of the highest ever quarterly net profit, which resulted from strong operating profit and increases in our investment portfolio. Except for results of the first quarter of 2020, which experienced exceptional sales associated with the start of the COVID-19 pandemic, the Company experienced its highest quarterly sales ever, and showed stable growth in sales. The strategy of the Company for the near future is to develop new products and enter new food categories, combined with improving our visibility in the retail stores and strengthening our supply chain. We believe that with our excellent management team and hard work, we will meat the goals that we have set for the Company, and keep improving the Company’s results.”

First Quarter Fiscal 2021 Summary

Sales for the first quarter of 2021 decreased by 9.6% to NIS 116.7 million (US$ 35.0 million) from NIS 129.1 million (US$ 38.7 million) recorded in the first quarter of 2020. Sales decreased mainly due to the exceptional increase in demand for the Company's products that occurred in the first quarter of 2020 associated with the COVID-19 pandemic.

Gross profit for the first quarter of 2021 decreased by 12.7% to NIS 36.2 million (US$ 10.9 million) compared to NIS 41.5 million (US$ 12.5 million) recorded in the first quarter of 2020. The decrease in gross profit was mainly due to the decrease in sales and increase in external storage cost.

Selling expenses decreased by 7.7% to NIS 15.3 million (US$ 4.6 million) compared to NIS 16.6 million (US$ 5.0 million) in the first quarter of 2020. The decrease in selling expenses was mainly due to a decrease in advertising expenses.

General and administrative expenses for the first quarter of 2021 were NIS 5.9 million (US$ 1.7 million), remaining at the same level as in the first quarter of 2020.

operating profit for the first quarter of 2021 decreased by 20.9% to NIS 15.0 million (US$ 4.5 million) compared to NIS 19.0 million (US$ 5.7 million) in the first quarter of 2020, especially due to the decrease with sales.

Finance income, net totaled NIS 11.5 million (US$ 3.5 million) compared to Finance expenses, net of NIS 17.4 million (US$ 5.2 million) in the first quarter of 2020 during the turmoil in the financial markets associated with the COVID-19 pandemic. During the first quarter of 2021 the Company recognized financial income from its portfolio of securities in the amount of NIS 10.3 million (US$ 3.1 million), financial income from exchange rate differences in the amount of NIS 1.4 million (US$ 0.4 million), and financial expenses from bank fees in the amount of NIS 0.2 million (US$ 0.06 million).

Willi-Food’s income before taxes for the first quarter of 2021 was NIS 26.6 million (US$ 8.0 million) compared to income before taxes of NIS 1.2 million (US$ 0.3 million) in the first quarter of 2020.

Willi-Food's net profit in the first quarter of 2021 was NIS 20.5 million (US$ 6.1 million), or NIS 1.48 (US$ 0.44) per share, compared to NIS 1.6 million (US$ 0.5 million), or NIS 0.09 (US$ 0.03) per share, recorded in the first quarter of 2020. Net profit for the first quarter of 2021 increased by 1,634.2% year-over-year. The increase in net profit was mainly due to finance income from revaluation of the Company portfolio of securities in the first quarter of 2021 compared to finance expenses from revaluation of the company portfolio of securities in the first quarter of 2020 due to capital markets sharp declines as a result of the COVID-19 pandemic.

Willi-Food ended the first quarter of 2021 with NIS 371.3 million (US$ 111.4 million) in cash and securities. Net cash from operating activities for the first quarter of 2021 was NIS 4.2 million (US$ 1.3 million). Willi-Food's shareholders' equity at the end of March 2021 was NIS 606.2 million (US$ 181.8 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2021, with U.S. $1.00 equal to NIS 3.334 The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month period ended March 31, 2021 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,600 customers and 3,200 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies Ltd., a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 25, 2021. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		December 31	March 31,		December 31
	2 0 2 1	2 0 2 0	2020	2 0 2 1	2 0 2 0	2020
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	218,808	121,040	201,822	65,629	36,305	60,534
Financial assets carried at fair value through profit or loss	152,531	121,564	154,700	45,750	36,462	46,401
Trade receivables	142,124	160,396	18,707	42,628	48,109	5,611
Loans to others	11,215	17,650	131,301	3,364	5,294	39,382
Other receivables and prepaid expenses	7,084	6,695	6,667	2,125	2,008	2,000
Inventories	62,351	55,991	59,514	18,702	16,794	17,851
Current tax assets	4,039	-	3,965	1,211	-	1,189
Total current assets	598,152	483,336	576,676	179,409	144,972	172,968

Non-current assets
Property, plant and equipment	84,449	81,765	83,105	25,330	24,524	24,926
Less -Accumulated depreciation	47,488	44,802	46,460	14,244	13,438	13,935
	36,961	36,963	36,645	11,086	11,086	10,991

Right of use asset	3,941	3,710	2,866	1,182	1,113	860
Financial assets carried at fair value through profit or loss	17,916	9,273	13,700	5,374	2,781	4,109
Goodwill	36	36	36	11	11	11
Deferred taxes	-	5,101	-	-	1,530	-
Total non-current assets	58,854	55,083	53,247	17,653	16,521	15,971

	657,006	538,419	629,923	197,062	161,493	188,939
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	1,781	1,708	1,393	534	512	418
Trade payables	23,279	20,420	23,474	6,982	6,125	7,041
Employees Benefits	4,495	3,876	3,437	1,348	1,163	1,031
Curremt tax liabilities	-	3,410	-	-	1,023	-
Other payables and accrued expenses	15,074	12,862	11,611	4,522	3,858	3,482
Total current liabilities	44,629	42,276	39,915	13,386	12,681	11,972

Non-current liabilities
Lease liabilities	2,258	2,035	1,592	677	610	478
Deferred taxes	2,090	-	768	627	-	230
Retirement benefit obligation	1,805	1,568	1,905	541	470	571
Total non-current liabilities	6,153	3,603	4,265	1,845	1,080	1,279

Shareholders' equity
Share capital	1,490	1,425	1,490	447	427	447
Additional paid in capital	170,760	128,354	170,760	51,218	38,499	51,218
Capital fund	247	247	247	74	74	74
Treasury shares	(628)	(628)	(628)	(188)	(188)	(188)
Retained earnings	435,677	364,171	415,196	130,677	109,229	124,534
Remeasurement of the net liability in respect of defined benefit	(1,322)	(1,029)	(1,322)	(397)	(309)	(397)
Equity attributable to owners of the Company	606,224	492,540	585,743	181,831	147,732	175,688

	657,006	538,419	629,923	197,062	161,493	188,939

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	116,710	129,103	35,006	38,723
Cost of sales	80,475	87,581	24,138	26,269

Gross profit	36,235	41,522	10,868	12,454

Operating costs and expenses:

Selling expenses	15,343	16,617	4,601	4,984
General and administrative expenses	5,884	5,876	1,765	1,762
Other income	37	-	11	-
Total operating expenses	21,190	22,493	6,355	6,746

Operating income	15,045	19,029	4,513	5,708

Financial income	11,727	1,460	3,517	438
Financial expenses	(221)	(18,896)	(66)	(5,668)

Total financial income (expenses), net	11,506	(17,436)	3,451	(5,230)

Income before taxes on income	26,551	1,593	7,964	478
Taxes on income	(6,070)	(412)	(1,821)	(124)

Profit for the period	20,481	1,181	6,143	354

Earnings per share:
Basic earnings per share	1.48	0.09	0.44	0.03
Diluted earnings per share	1.41	0.09	0.42	0.03

Shares used in computation of basic EPS	13,867,017	13,217,014	13,867,017	13,217,014
Shares used in computation of diluted EPS	14,517,017	13,217,014	14,276,006	13,217,014

Actual number of shares	13,867,017	13,217,014	13,867,017	13,217,014

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Three months ended
	March 31,		March 31,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	20,481	1,181	6,143	354
Adjustments to reconcile net profit to net cash from (used to) continuing operating activities (Appendix A)	(16,250)	(**) 6,354	(4,874)	1,906
Net cash from continuing operating activities	4,231	7,535	1,269	2,260

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,344)	(362)	(403)	(109)
Proceeds from sale of property plant and equipment	37	(8,000)	11	(2,400)
Proceeds from loans granted to others	7,492	-	2,247	-
Proceeds from sale (purchase) of marketable securities, net	6,796	-	2,039	-
Net cash used to continuing investing activities	12,981	(8,362)	3,894	(2,509)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(472)	(425)	(142)	(127)
Net cash used to continuing financing activities	(472)	(425)	(142)	(127)

Increase (decrease) in cash and cash equivalents	16,740	(**) (1,252)	5,021	(376)
Cash and cash equivalents at the beginning of the year	201,822	121,860	60,534	36,551
Exchange losses on cash and cash equivalents	246	(**) 432	74	130
Cash and cash equivalents at the end of the year	218,808	121,040	65,629	36,305

(*)          Convenience Translation into U.S. Dollars.
(**)        reclassified

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS – OPERATING ACTIVITIES:

2.	Adjustments to reconcile net profit to net cash from operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
	NIS		US dollars (*)
	(in thousands)

Decrease (increase) in deferred income taxes	1,322	(4,283)	397	(1,285)
Unrealized loss (gain) on marketable securities	(8,843)	18,707	(2,653)	5,612
Depreciation and amortization	1,479	1,353	444	406
Capital gain on disposal of property plant and equipment	(37)	-	(11)	-
Exchange losses on cash and cash equivalents	(246)	(**) (432)	(75)	(130)

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(6,422)	(**) (18,212)	(1,926)	(5,463)
Decrease (increase) in inventories	(2,837)	15,556	(851)	4,666
Increase in trade and other payables, and other current liabilities	4,226	145	1,268	43
Cash generated from operations	(11,358)	12,834	(3,407)	3,849
Income tax paid	(4,892)	(**) (6,480)	(1,467)	(1,943)
Net cash flows from operating activities	(16,250)	6,354	(4,874)	1,906

(*)     Convenience Translation into U.S. Dollars.
(**)   reclassified

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.